ASSIGNMENT AND ASSUMPTION AGREEMENT


     ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Agreement"), dated as of September 4, 1998, by and between Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of the Netherlands ("Assignor"), and Giant Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Assignor ("Assignee").

     Assignor does hereby sell, convey, transfer, assign and deliver to Assignee and its successors and assigns forever all of Assignor's right, title and interest in and to all of the following rights and contracts (the "Assets"), to have and to hold the same unto Assignee, its successors and assigns, to or for its use forever:

               (a) the right of Assignor to purchase for cash all of the outstanding shares of Class A Common Stock, par value $1.00 per share, of Giant Food Inc., a Delaware corporation, at a price of $43.50 per share, pursuant to the Offer to Purchase dated May 19, 1998 (the "Offer");

               (b) the Dealer-Manager Agreement, dated as of May 19, 1998, by and between Assignor and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Dealer Manager;

               (c) the Depositary Agreement to be entered into between Assignor and The Bank of New York in connection with the Offer;

               (d) the Stock Purchase Agreement, dated as of May 19, 1998, by and between Assignor and The 1224 Corporation; and

               (e) the Stock Purchase Agreement, dated as of May 27, 1998, by and among J Sainsbury plc, JS Mass. Securities Corp. and Assignor.

     On or after the date hereof, Assignor shall, from time to time, execute and deliver such further instruments of conveyance, assignment and transfer and shall take, or cause to be taken, such other action as is necessary for more effective conveyance, assignment and transfer to Assignee of any of the Assets, and Assignor shall assist Assignee in the collection and reduction to possession of the Assets, in the exercise of rights with respect thereto and otherwise in the effectuation of the intentions and purposes of this Agreement.

     Assignee hereby assumes and agrees to perform the obligations of Assignor under the above contracts. Notwithstanding the foregoing, Assignor remains liable for its obligations in respect of the Assets and guarantees performance of the obligations assumed by Assignee.

     This Agreement shall be deemed to be a contract made in and under the laws of the State of Delaware, and for all purposes, shall be construed, interpreted and enforced in accordance with the laws of the State of Delaware, without regard to the conflicts of laws rules thereto.



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     IN  WITNESS  WHEREOF,  each  of  Assignor  and  Assignee  has  caused  this instrument to be duly executed by its duly authorized officer as of this 4th day of September, 1998.



                                            KONINKLIJKE AHOLD N.V.



                                            By:  s/ A. M. Meurs
                                               Name:   A.M. Meurs
                                               Title:  Executive Vice President



                                             GIANT ACQUISITION CORPORATION



                                             By:   /s/ Robert G. Tobin
                                             Name:  Robert G. Tobin
                                             Title:    President